Response Biomedical Receives US FDA Clearance
For Third RAMP® Cardiac Marker Test

The Company Receives Final Clearance To Launch Its Lead Clinical Product Line
To Assist In The Rapid Detection Of Heart Attacks

Vancouver, British Columbia, May 25, 2004 – Response Biomedical Corp. (TSX-V: RBM), today announced that it has received regulatory clearance from the US Food and Drug Administration (FDA) to market its RAMP® Cardiac Marker Test for detecting CK-MB to assist in the rapid diagnosis of heart attack or acute myocardial infarction (AMI). Last week, the Company received FDA clearance of its high sensitivity RAMP test for detecting troponin I, broadly recognized as the cardiac marker of choice allowing increased sensitivity and specificity in diagnosing AMI. The Company has now received FDA 510(k) regulatory clearance for its fluorescence-based RAMP Reader for general clinical use, and three RAMP Cardiac Marker Tests for detecting myoglobin, troponin I and CK-MB.

“FDA clearance to commercially introduce the lead RAMP clinical product line into the US medical market will enable the Company to aggressively expand its international marketing and distribution network over the coming months,” states Bill Radvak, President and CEO. “Based on the performance during multi-center US clinical trials, the Company is confident the RAMP Cardiac Marker Tests will receive strong market adoption, as we pursue further clinical applications in stroke, oncology and infectious disease testing.”

Rapid diagnosis of AMI is critical to patient outcomes. Every minute that passes after the occurrence of a heart attack without medical treatment reduces the patient’s chance of survival. Cardiac markers are proteins released in the blood following damage to heart tissue, which may represent a heart attack. RAMP provides a quantitative result in approximately 15 minutes, compared to several hours turnaround time for traditional laboratory testing.

“The RAMP System will facilitate improved patient care by providing physicians with lab-quality information in a matter of minutes to quickly and accurately diagnose heart attacks at the point-of-care (POC). At the same time, RAMP has the capability to significantly reduce health care costs associated with unnecessary hospital admissions of patients with symptoms often mistaken for cardiac arrest,” adds Radvak.

The US market alone for POC cardiac marker tests in 2004 is estimated to be approximately US$150 million. The world cardiac rapid assay market is expected to achieve an average annual growth rate of 20 – 25 percent for the near future. Each year in the United States, approximately eight million Americans are admitted to emergency rooms for severe chest pain associated with suspected AMI. The total cost of unnecessary admissions and misdiagnosis is over US$4 billion. The global POC market generated revenues worth $3.3 billion in 2002 and is expected to reach $5.5 billion in 2009. This market is growing faster than the total in vitro diagnostics market.

About Response Biomedical:
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP System for clinical and environmental applications, providing reliable information in minutes, anywhere, every time. RAMP represents a new paradigm in diagnostic testing, with the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. The Company has achieved CE Mark and its Quality Management System is registered to ISO 13485: 1996.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol “RBM”. For further information, please visit the Company’s website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. The statements made in this press release may contain certain forward-looking statements that involve a number of risks and uncertainties. Actual events or results may differ from the Company’s expectations.

Contact:
Don Bradley	Jonathan Fassberg
Director, Corporate Communications	President
Response Biomedical Corp.	The Trout Group LLC
Tel (604) 681- 4101 ext. 202	Tel: (212) 477-9007 ext. 16
Email: dbradley@responsebio.com	Email: jfassberg@troutgroup.com